Exhibit 5

Mr. Luke Lalonde
SuperDirectories, Inc.
5337 Route 374
Merrill, NY 12955

                                        Re: Form S-8

Dear Mr. Lalonde:

          We have acted as counsel for SuperDirectories, Inc. (“Company”) with respect to the issue of shares of Company Common Stock, par value $0.01 (“Shares”) pursuant to a Consultant Contract and Stock Option Plan between the Company and Frank G. Wright (“Plan”). The Plan covers a total of 7,605,000 Shares to be issued to Mr. Wright in accordance with its terms.

          As counsel, we have reviewed:

                    1. The Plan;

                    2. The Articles of Incorporation and By-Laws of the Company;

                    3. Applicable provisions of the Delaware Corporation Law and the Securities Act of 1933 (“1933 Act”) and rules promulgated thereunder;

                    4. Such other documents and corporate records as we deemed necessary and appropriate.

          Based upon such review, it is our opinion that:

                    1. The Company is validly organized and lawfully existing under the laws of the State of Delaware and is authorized to conduct its business;

                    2. All its outstanding shares are legally issued, fully paid and non-assessable;

                    3. The Plan has been duly authorized by the Company and the Shares, when issued, will be legally issued, fully paid and non-assessable.

          We consent to your use of this opinion in connection with the issue of Shares and to its being filed as an Exhibit to the Registration Statement on From S-8 registering the Shares pursuant to the requirements of the 1933 Act.

Very truly yours,

GRIFFITH, McCAGUE & WALLACE, P.C.
/s/ Charles B. Jarrett, Jr
Charles B. Jarrett, Jr.
CBJ/caa